  Exhibit 99.1

High Tide to Open Four New Canna Cabana Locations Across Alberta and Ontario

CALGARY, AB, Nov. 12, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it will open four new Canna Cabana branded locations across Ontario and Alberta, located in Calgary, Scarborough, Kitchener, and Nepean. These openings bring High Tide's total store count to 215 Canna Cabana locations across Canada, 90 in the province of Alberta and 92 in the province of Ontario.

"Hitting 215 Cabanas—almost entirely through organic growth—is a powerful validation of our disciplined capital allocation strategy and our ability to identify and win in the right neighbourhoods," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"With 24 new locations opened so far this calendar year, we remain on track to finish toward the higher end of our 20-to-30 new-store target for 2025. Our team's consistent execution continues to expand our national reach and amplify the strength of the Canna Cabana brand, driving profitable growth as we deepen our presence in Alberta and Ontario," added Mr. Grover.

CALGARY LOCATION

The Company's new Canna Cabana located at 2525 Bridlecrest Way SW in Calgary, Alberta, will begin selling recreational cannabis products and consumption accessories for adult use on November 13, 2025. It is situated in the southwest corner of Calgary, representing a new area of the city not currently served by a Canna Cabana. Located in a convenient neighbourhood plaza alongside fast-food and other popular everyday-use tenants, it strategically positions Canna Cabana in a high-growth area. With limited opportunities for competitor entry, this location further strengthens the Company's footprint in Calgary while driving new customer loyalty in a rapidly expanding community.

SCARBOROUGH LOCATION

The Company's new Canna Cabana located at 2000 Eglinton Avenue East in Scarborough, Ontario, is expected to begin selling recreational cannabis products and consumption accessories for adult use on November 17, 2025. This location benefits from strong visibility along Eglinton Avenue, positioned on the east side of Toronto and the west end of Scarborough. Situated along the Golden Mile shopping strip, this site backs onto a major everyday retail destination that includes a discount club grocer, a national pet store, and popular fast-food tenants, supporting consistent traffic and convenient access.

KITCHENER LOCATION

The Company's new Canna Cabana located at 875 Highland Road West in Kitchener, Ontario, is expected to begin selling recreational cannabis products and consumption accessories for adult use on November 18, 2025. This new store is situated within a high-traffic destination commercial centre anchored by a national grocer, liquor retailer, and other major everyday retailers. The combination of strong retail draw and limited nearby competition positions Canna Cabana to capture meaningful market share in this growing node of Kitchener.

NEPEAN LOCATION

The Company's new Canna Cabana located at 1831 Robertson Road in Nepean, Ontario, is expected to begin selling recreational cannabis products and consumption accessories for adult use on November 20, 2025. Bells Corners in Nepean remains a strong market for Canna Cabana as a rapidly evolving Ottawa suburb, and this new location will further deepen the Company's presence in the area. Located within a high-traffic commercial plaza and supported by a favourable competitive landscape, this store benefits from strong visibility from the main thoroughfare, along with convenient co-tenancies including quick-service restaurants that drive consistent everyday traffic.

EMPLOYEE STOCK OPTIONS GRANT

In addition, High Tide announces the grant of 61,000 incentive stock options (the "Options") to various employees of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 215 current locations across British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the Company opening new Canna Cabana locations in the cities and provinces outlined herein; the Company meeting the higher end of their 20-to-30 new-store target for 2025; the Company continuing to expand its national reach and amplifying the strength of the Canna Cabana brand; the Company continuing to drive profitable growth; the Company continuing to deepen its presence in the provinces of Alberta and Ontario; the timing of the new locations opening and beginning to sell recreational cannabis products and consumption accessories for adult use; the expected benefits of the store locations; and the level of competition in the area. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 12-NOV-25